EXHIBIT 3.8

Amendments to the By-laws of

Quicksilver Resources Inc.

March 11, 2003

New Sections 12 and 13 are added to Article II of the By-laws of the Corporation to read in their entirety as follows:

Section 12.    Business at Meetings of Stockholders.

(a)	General. The business to be conducted at any meeting of stockholders of the Corporation shall be limited to such business and nominations as shall comply with the procedures set forth in this Section 12 and in Section 13 of these By-laws.

(b)	Notification of Stockholder Business. At any special meeting of stockholders, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation’s notice of special meeting. At an annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be either: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, including matters included pursuant to Rule 14a-8 of the Securities and Exchange Commission; or (ii) otherwise (1) properly requested to be brought before the meeting by a stockholder of record entitled to vote in the elections of directors generally, and (2) a proper subject to be brought before the meeting. In addition to any other applicable requirements, for business (other than the election of directors) to be otherwise properly brought before an annual meeting by a stockholder, the business must be a proper matter for stockholder action and the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be addressed to and received at the principal executive offices of the Corporation not more than 90 days and not less than 60 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the meeting is more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. A stockholder’s notice to the Secretary shall set forth as to each matter (other than the election of directors) the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the stockholder proposing such business and of each beneficial owner on behalf of which the stockholder is acting; (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and by any such beneficial owner; (iv) a representation that the stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such business; (v) any material interest of the stockholder and of any such beneficial owner in such business; and (vi) whether the proponent intends or is part of a group which intends to solicit proxies from other stockholders in support of such proposal.

(c)	Discussion of Business. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 12 and in Section 13 of these By-laws; provided, however, that nothing in this Section 12 or Section 13 of these By-laws shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting.

(d)	Determinations in Respect of Stockholder Business. The Chairman of an annual or special meeting shall have the power and duty to determine and shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 12 or Section 13 of these By-laws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 13.    Nominations of Director Candidates.

(a)	General. Nomination of candidates for election as directors of the Corporation at any meeting of stockholders called for election of directors (an “Election Meeting”) may be made by the Board of Directors or by any stockholder entitled to vote at such Election Meeting.

(b)	Nominations by Board of Directors. Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors, or by written consent of directors in lieu of a meeting, not less than 30 days prior to the date of the Election Meeting. At the request of the Secretary of the Corporation, each proposed nominee shall provide the Corporation with such information concerning himself as is required, under the rules of the Securities and Exchange Commission, to be included in the Corporation’s proxy statement soliciting proxies for his election as a director.

(c)	Nominations by Stockholder. Any stockholder who intends to make a nomination at the annual meeting of stockholders shall deliver a notice addressed to the Secretary of the Corporation and received at the principal executive offices of the Corporation in compliance with the timeliness requirements applicable to a stockholder’s notice under Section 12 of these By-laws and setting forth: (i) as to each nominee whom the stockholder proposes to nominate for election as a director, (1) the name, age, business address and residence address of the nominee, (2) the principal occupation or employment of the nominee, (3) the class and number of shares of capital stock of the corporation which are beneficially owned by the nominee and (4) any other information concerning the nominee that would be required, under the rules of the Securities and Exchange Commission, in a proxy statement soliciting proxies for the election of such nominee; and (ii) as to the stockholder giving the notice, (1) the name and record address of the stockholder, (2) the class and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder and (3) whether the proponent intends or is part of a group which intends to solicit proxies from other stockholders in support of the nomination; provided, however, that in the event that an Election Meeting is called that is not the annual meeting of stockholders, notice by the stockholder to be timely must be so delivered not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or public disclosure of such date was made, whichever first occurs. Such notice shall include a signed consent to serve as a director of the Corporation, if elected, of each such nominee. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(d)	Substitute Nominees. In the event that a person is validly designated as a nominee in accordance with subsections (b) or (c) of this Section 13 and shall thereafter become unable or unwilling to stand for election to the Board of Directors, the Board of Directors or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee.

(e)	Void Nominations. If the Chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.